Exhibit 99.1
Gmarket Reports Third Quarter 2007 Financial Results
Seoul, South Korea, November 9, 2007 – Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the third quarter ended September 30, 2007.
Gmarket reported total revenues of $56.9 million (Won 52.1 billion) for the third quarter of 2007, representing a 26% increase from total revenues of $45.1 million (Won 41.2 billion) for the third quarter of 2006. The annual Korean thanksgiving holiday season (“Chuseok”) reduced the effective number of online shopping days in third quarter 2007 by approximately four days compared to third quarter 2006, as Chuseok fell in late-September this year compared to early-October in 2006.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 35% to $848.1 million (Won 775.6 billion) for the third quarter of 2007 compared to $626.6 million (Won 573.0 billion) for the same period in 2006. Transaction fee revenues for the third quarter of 2007 were $32.8 million (Won 30.0 billion), representing a 15% increase from $28.6 million (Won 26.1 billion) for the third quarter in 2006. Advertising and other non-transaction revenues for the third quarter of 2007 were $24.2 million (Won 22.1 billion), representing a 46% increase from $16.5 million (Won 15.1 billion) for the same period in 2006.
Operating income for the third quarter of 2007 was $4.6 million (Won 4.2 billion), representing a 3% increase from $4.5 million (Won 4.1 billion) for the same period in 2006.
Net income for the third quarter of 2007 was $6.3 million (Won 5.8 billion), representing a 7% increase from $5.9 million (Won 5.4 billion) for the same period in 2006. Earnings per diluted share for the third quarter of 2007 increased to $0.13 (Won 115), up from $0.12 (Won 109) for the same period in 2006.
“The third quarter is seasonally slower in the Korean e-commerce industry and was particularly challenging this year due to the timing and length of the Chuseok holiday. In addition, the hot weather extended well into September, which delayed purchases of higher-margin fall clothing. Despite these external adverse factors, we strengthened our leading market position, while growing revenue 26% year-over-year. We continue to gain momentum in our business, as we recently achieved another significant milestone with our October 2007 GMV figure of 322 billion Won. Overall, the fundamentals of our business remain unchanged, and our momentum continues to be strong,” commented Young Bae Ku, Chief Executive Officer of Gmarket.
During the third quarter of 2007, the Company’s registered user base grew to approximately 13.0 million from 12.4 million registered users at the end of the second quarter of 2007. In addition, the Company averaged 17.9 million monthly unique visitors in the third quarter of 2007, compared to 17.1 million unique visitors during the third quarter of 2006.
Gmarket maintains its expectation that GMV for full year 2007 will range from $3.4 billion (Won 3.1 trillion) to $3.8 billion (Won 3.5 trillion).

Investor Conference Call / Webcast Details
The Company’s management will review detailed third quarter 2007 results on Thursday, November 8, 2007 at 6:00 p.m. U.S. Eastern Time (8:00 a.m., November 9, 2007 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:
US: +1.866.271.6130 or +1.617.213.8894
Hong Kong: +852.3002.1672
Singapore: +65.6823.2164
U.K.: +44.207.365.8426
Korea: +82.00.308.13.1153
      Password for all regions: GMARKET
A replay of the call will be available on November 8, 2007 at 8:00 p.m. U.S. Eastern Time (10:00 a.m., November 9, 2007 in Seoul, South Korea) through 11:59 p.m. on November 15, 2007 U.S. Eastern Time (1:59 p.m., November 16, 2007 in Seoul, South Korea) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010, with passcode 75927316.
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 914.50 to US$1.00, which is the noon buying rate in effect on September 30, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events.

All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,		September 30,		September 30,
	2006		2007		2007
Assets
Current assets:
Cash and cash equivalents	~~W~~	34,930	~~W~~	41,546	$45,431
Cash on deposit		134,398		144,000	157,463
Restricted cash		6,400		6,510	7,119
Accounts receivable, net		33,827		62,005	67,802
Current held-to-maturity securities		4,000		—	—
Other current assets		5,119		7,729	8,451

Total current assets		218,674		261,790	286,266
Long-term financial instruments		5,000		5,000	5,467
Property and equipment, net		19,582		21,801	23,839
Other assets		4,846		5,621	6,147

Total assets	~~W~~	248,102	~~W~~	294,212	$321,719

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	103,599	~~W~~	123,290	$134,817
Accounts payable		19,242		20,222	22,113
Deferred revenue and advances		3,532		4,705	5,144
Loyalty program reserves		6,608		8,172	8,936
Other current liabilities		6,854		6,269	6,856

Total current liabilities		139,835		162,658	177,866
Other liabilities		1,397		2,796	3,057

Total liabilities		141,232		165,454	180,923

Shareholders’ equity:
Common shares		4,951		4,975	5,440
Additional paid-in capital		86,445		87,645	95,839
Retained earnings		15,474		36,138	39,517

Total shareholders’ equity		106,870		128,758	140,796

Total liabilities and shareholders’ equity	~~W~~	248,102	~~W~~	294,212	$321,719

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended September 30,					Nine Months Ended September 30,
	2006		2007		2007	2006		2007		2007
Revenues:
Transaction fees	~~W~~	26,109	~~W~~	29,964	$32,766	~~W~~	70,122	~~W~~	92,330	$100,962
Advertising and others		15,097		22,091	24,156		36,282		63,343	69,266

Total revenues		41,206		52,055	56,922		106,404		155,673	170,228
Costs and expenses:
Cost of revenues		19,651		28,870	31,569		53,335		83,719	91,546
Sales and marketing		12,534		12,790	13,986		34,566		38,147	41,714
General and administrative		4,917		6,162	6,738		10,454		16,533	18,079

Total costs and expenses		37,102		47,822	52,293		98,355		138,399	151,339

Operating Income		4,104		4,233	4,629		8,049		17,274	18,889
Other income (expense):
Interest income		1,684		2,352	2,572		3,245		6,471	7,076
Others, net		435		1	1		455		(24)	(26)

Income before income tax expenses		6,223		6,586	7,202		11,749		23,721	25,939
Income tax expenses		802		784	857		1,723		2,823	3,087

Net income	~~W~~	5,421	~~W~~	5,802	$6,345	~~W~~	10,026	~~W~~	20,898	$22,852

Earning per share – basic 1)	~~W~~	110	~~W~~	117	$0.13	~~W~~	235	~~W~~	421	$0.46
Earning per share – diluted 1)		109		115	0.13		218		413	0.45

Weighted average number of shares — basic		49,109,707		49,747,035	49,747,035		37,330,530		49,647,353	49,647,353
Weighted average number of shares — diluted		49,798,911		50,572,249	50,572,249		46,074,534		50,541,286	50,541,286

1)	The prior period earnings per share figures have been represented to reflect application of the two class method and the dilutive effect of the participating preferred shares. The participating preferred shares were converted into common shares in June 2006.

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended September 30,					Nine Months Ended September 30,
	2006		2007		2007	2006		2007		2007
Cash flows from operating activities:
Net income	~~W~~	5,421	~~W~~	5,802	$6,345	~~W~~	10,026	~~W~~	20,898	$22,852
Adjustments
Depreciation and amortization		816		1,694	1,853		2,182		4,699	5,138
Stock-based compensation expense		231		433	474		608		1,070	1,170
Provision for bad debt		63		59	65		63		205	224
Provision for severance benefits		359		409	448		778		1,180	1,291
Deferred tax assets		202		(395)	(432)		(403)		(1,423)	(1,556)
Provision for loyalty program reserves		1,199		1,423	1,556		4,377		3,590	3,926
Others, net		—		106	116		(19)		220	240
Changes in operating assets and liabilities
Accounts receivable		(7,081)		(22,024)	(24,084)		(11,225)		(28,191)	(30,827)
Amounts payable to sellers		13,457		7,116	7,781		(1,199)		19,691	21,532
Accounts payable		(707)		606	663		2,516		980	1,072
Deferred revenue and advances		251		502	549		1,168		1,172	1,282
Other current assets		511		1,707	1,867		(1,258)		(1,421)	(1,554)
Other assets		28		(1)	(1)		46		8	9
Other current liabilities		(106)		(2,270)	(2,484)		1,246		(2,608)	(2,853)
Payment of accrued severance benefits		(30)		(49)	(54)		(49)		(211)	(230)

Net cash provided by (used in) operating activities		14,614		(4,882)	(5,338)		8,857		19,859	21,716

Cash flows from investing activities:
Increase in cash on deposit, net		(73,000)		14,997	16,398		(76,300)		(9,656)	(10,559)
Increase in restricted cash, net		—		—	—		(3,700)		(110)	(120)
Increase in long-term financial instruments, net		(30)		—	—		(90)		—	—
Purchase of property and equipment		(1,588)		(3,191)	(3,489)		(5,554)		(6,884)	(7,527)
Decrease in other current assets		—		4,000	4,374		47		4,005	4,379
Increase in other assets, net		(15)		(716)	(783)		(771)		(752)	(822)

Net cash provided by (used in) investing activities		(74,633)		15,090	16,500		(86,368)		(13,397)	(14,649)

Cash flows from financing activities:
Issuance of common shares, net		79,611		24	27		79,668		154	169
Decrease in loan to employees for stock purchase		173		—	—		389		—	—

Net cash provided by financing activities		79,784		24	27		80,057		154	169

Net increase in cash and cash equivalents		19,765		10,232	11,189		2,546		6,616	7,236

Cash and cash equivalents
Beginning of year		19,679		31,314	34,242		36,898		34,930	38,195

End of period	~~W~~	39,444	~~W~~	41,546	$45,431	~~W~~	39,444	~~W~~	41,546	$45,431

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007

G M V (in billions of Won)[1]	469.2	543.8	573.0	682.4	723.0	780.0	775.6

Registered Users[2] (000)	8,311	9,239	10,111	10,967	11,754	12,408	12,981

Average Monthly Unique Visitors[3] (000)	15,179	16,543	17,051	17,130	16,931	17,581	17,925

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.